JOINT STOCK COMPANY
AEROFLOT
Russian Airlines

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

RECEIVED
2007 MAY 15 A 9:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

07023555

Date 08.05.2007 our ref. 12-98

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You the 4th quarter 2006 Report of Joint –Stock Company «Aeroflot – Russian airlines».

Code of the emitter 82 – 4592.

Quarterly Report consists of 51 pages.

If You would have any questions, please contact us by phone (495) 258-06-86 or by E-mail: zbunnakova@aeroflot.ru.

Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC «Aeroflot - Russian airlines»

5/16

QUARTERLY REPORT BY
the ISSUER OF SECURITIES

4 th quarter of 2006

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Contact person: *Matyuschenko Denis Sergeevitch*
Chief, Securities Section, Corporate Property Department
Tel.: *(495) 258-06-84*, Fax: *(495) 258-06-84*
E-mail: dmatyuschenko@aeroflot.ru

CONTENTS

Introduction
Issuer's Information

a) **Issuer's Full Company Name** - Joint-Stock Company "Aeroflot-Russian Airlines"

Short name : JSC "Aeroflot"

b) **Location:** Russian Federation

Mailing Address: Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9

c) **Issuer's Contact Phones and E-mail:**

Phone: (495) 258-06-84, Fax: (495) 258-06-84

E-mail: dmatyuschenko@aeroflot.ru

d) **Internet pages:**

www.adr.db.com, www.skrin.ru, www.aeroflot.ru

e) **Information on Issuer's Securities**

Information on Shares

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22 1999 Subscription among shareholders	February 22, 1999

f) This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.

CHAPTER I. Brief Information on Issuer's Auditor and Assessor, and Financial Consultant, other natural persons, signing Quarterly Report

1.1. Information on Issuer's Auditor (Auditors)

Full Name: Joint Stock Company *"HLB "VNESHAUDIT"*

Brief Name: *"HLB "VNESHAUDIT LTD"*

Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610

Phone: (495) 258-1991

FAX: (495) 967-0497

E-mail: **info@vneshaudit.ru**

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2005

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *Deloitte&Touche*
Brief name: *Deloitte&Touche LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (495) 787-06-00
Fax: (495) 787-06-01
E-mail: Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2005

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: 06.11.2002
Valid: 06.11.2007

The Issuer has no information on factors putting pressure on independence of the Auditor from the Issuer.

Auditing Committee as part of the Board of Directors and procedure of selecting the Auditor help decrease risks of such factors. Auditing Committee was founded in 2003. Chairman of the Committee shall be elected from members of the Board of Directors who are not staff employees of the Company. The Committee's terms of reference cover in particular issuing for the Board of Directors of the Company recommendations on the Auditor who shall be selected from the number of internationally recognized

independent Auditors with high professional profile. Within Committee's competence shall be the examination of the level of objectivity and independence of the Auditor.

Annual open contest to select an Auditor shall be carried out. The Board of Directors of the Company organizes such contests. Auditing Committee controls holding of the contest and draws a conclusion for the Board of Directors on compliance of the participants to the legislation of the Russian Federation.

The Issuer has no information on existence of any financial interest in the Issuer among Auditor's employees in the form of shares in the Authorized capital or possession of other securities of the Issuer, or family relations between officials of the Issuer and auditor, or any information that officials of the Issuer simultaneously hold official positions in the Auditor Company.

Borrowed funds have never been provided to the Auditor from the Issuer.

Payments to the Auditor shall be set as an actual compensation necessary to carry out the audit by the specialists of "HLB Vneshaudit" based on the time needed and hourly rates for different categories of specialists of "HLB Vneshaudit" at the time of signing the contract.

There are no deferred or overdue payments for the Auditor's services.

Chapter II. Information on financial and economic status of the Issuer

2.1. Issuer's Market Capitalization

Year	Capitalization, USD
2001	395,379,402
2002	383,162,623
2003	766,325,246
2004	1,359,949,658
2005	1,566,612,412
2006	2,387,825,043

When calculating this paragraph information was used on auctions and average weighted prices taken from free pages (www.rts.ru) and (www.micex.ru).

2.2. Issuer's Liabilities

2.2.1. Issuer's credit history

№	Description of liabilities	Name of creditor (money-lender)	Sum of the main debt	Date of payment/ remaining term
1.	Credit contract w/o ref. No dated 24.12.2004	SocGen, WestLB, Calyon, ABN-AMRO	150,000,000 USD	36 month + 1 day/25.12.2007 advanced repayment of credit

2.2.2. Other Issuer's Liabilities

Issuer's liabilities which may materially affect financial performance of the Issuer – none.

2.3. Risks connected with acquisition of placing (placed) securities

2.3.1. Industry Risks

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity. Both in the company, other companies and especially abroad.

As civil aviation considerably aimed at consumer market a material effect lies in macro economic factors and primarily living standards of the population and level of business activity in the country which are heavily influenced by price fluctuations of raw materials on world markets. Thus fluctuations of world prices, change of economic policies of the state heavily influence operations activity and financial state of the air carrier Aeroflot inclusive.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor favorably influences growth of air carriers and especially Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

2.3.2. Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

2.3.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

2.3.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.3.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;

- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.
In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

Chapter III. Detailed Information on the Issuer

3.1. Strengthening market positions

Major increase of fuel prices in 2005, a slower growth trend on the Russian air transport market and limited scope for acquisition of more efficient aircraft led Aeroflot to focus on expanding its presence on the domestic air transport market. Increase of domestic business volumes was achieved by organization of joint operating and marketing activities with the Company's airline subsidiaries, Aeroflot-Nord and Aeroflot-Don. The Group was thus able to increase its domestic carrying much faster than average market growth, both in terms of passenger traffic and passenger turnover.

3.2. Creating conditions for long-term growth

Aeroflot continued to work on key strategic projects aimed at achieving long-term growth of Company value.

The project for restructuring and expansion of the Company's aircraft fleet involves gradual decommissioning of the older generation of aircraft and acquisition on leasing terms of modern, fuel-efficient aircraft, which can compete with fleets of other international airlines. The Company has held negotiations with aerospace manufacturers and aviation leasing companies, and has prepared deals to complement its medium-haul fleet with craft from the A320 family and to acquire B767 aircraft for the long-haul fleet. A tender has been held and a contract has been signed for acquisition of regional planes, and the process of choosing the best long-haul aircraft for a future stage of fleet restructuring has also begun.

The Company has reached the investment stage in its project to build a new terminal – Shermetyevo-3 – at Shermetyevo Airport. The new terminal will offer passenger service that matches standards at leading international airports, convenient transfers between Aeroflot's domestic and international routes, and connections between Aeroflot routes and a large number of other airline routes, and will attract transit passenger flows between Asia and Europe/America. ENKA development company was chosen in 2005 as general contractor for the project, the project's technical and financial parameters were agreed with Sheremetyevo International Airport, financing of the first stage was organized, and construction work actually began.

Another strategically important project for Aeroflot is accession to the SkyTeam international airline alliance. SkyTeam is the second biggest international alliance, and includes such airlines as Air France-KLM, Alitalia, Delta, Continental Airlines, Korean Air, AeroMexico, Czech Airlines and Northwest Airlines. Joining the alliance will make Aeroflot more competitive, increase revenues, and reduce costs thanks to network optimization, uniform service standards, brand globalization, unification of customer loyalty schemes, and creation of synergies in procurement, and technical and ground service. An agreement was signed in September 2004 on Aeroflot's commitment to the SkyTeam alliance and measures were taken in 2005 to ensure fulfilment of requirements, which the alliance imposes on all its members, and to begin cooperation with alliance members in all business aspects.

3.3. Guaranteeing a competitive product

Aeroflot is developing a step-by-step program to improve its product quality. In 2005 the Company focused efforts on improvement of in-flight service for business class passengers: long-haul B767 aircraft are being equipped with lie-flat seats and a new system of in-flight entertainment is being installed. New services are also being developed for other passenger classes. In 2005 Aeroflot began to install the first stage of its electronic booking and registration technologies, and a system of Internet ticket booking was piloted. The Company introduced WAP-services that transmit important information to passengers via mobile telephone.

3.4. Raising operating efficiency

The Company prioritises improvement of its operating efficiency, importance of which has grown in parallel with growth of fuel prices.

Optimisation of the route network and marketing improvements have helped Aeroflot to achieve significantly better returns on its air carrying: passengers yield rose by 14.3% in 2005 to 8.13 cents/RPK and cargo yield rose by 23 % to 28.3 cents/ton kilometre. Passenger load factor and weight load factor remained close to the level in 2004.

The Company used its assets efficiently: the average percentage of the fleet in good working order rose from 71% to 73% and daily average flight hours per aircraft increased by 0.3 hours to 7.6 hours. The Company also made greater use of fuel-efficient aircraft: daily average flight hours per foreign-made aircraft rose by 10.8% to 11.8 hours and daily average flight hours for Russian-made aircraft increased by 4.2%.

Aeroflot continues to work on cost reduction, encouraging staff to take a major role in optimizing business processes. However, unit costs grew by 13.4% in 2005 compared with 2004, most of the growth being accounted for by increased jet fuel spending (+47%). Management efforts ensured that all other costs of providing services and maintaining Company structure were kept at the levels of previous years.

3.5. Developing the personnel management system

Aeroflot made a special effort last year to develop corporate culture, viewing it as a key factor for successful implementation of Company strategy. Aeroflot's corporate philosophy depends on shared values among Company staff and suitability of those values for achieving Company goals. Management decisions should be implemented to the letter, business processes and staff should be oriented to the customer. In 2005 every member of Aeroflot's staff received a copy of the Aeroflot Staff Member's Book, setting out the Company's goals and main business principles. The first stage of the effort to instil corporate philosophy included trainings, seminars, and round tables, at which staff discussed the Company's key concepts and learnt about corporate culture. Middle and senior managers were given the opportunity to study modern techniques of personnel management based on corporate values.

3.6. Branch offices and representatives of the issuer

Branch offices and representatives of the issuer.

Name: ***Australia (Sydney)***
Location: ***Sydney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIA***
Head: ***Mnatsakanov Uriy Gennadevitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 July 2004 (termless)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 September 2001 (termless)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***

Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Mosashvili Vyachaslav Mihaylovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Sokolov Vladimir Valentinovitch***
Opened: ***21 April 1994***
Power of Attorney valid: ***from5 November 2002 (termless)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 28 November 2001 (termless)***

Name: ***Germany (Frankfort)***
Location: ***Frankfort***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Avramenko Alexander Georgievitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Menshenin Sergey Vladimirovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Parshakov Alexander Ivanovitch***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***

Head: ***Kovalenko Victor Valeriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 August 2004 (termless)***

Name: **Germany *(Munich)***
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Klim Oleg Olegovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hahn)***
Location: ***Hahn***
Postal Address: ***AEROFLOT, GEBAUDE 850 D-55483 FLUGHAFEN HAHN GERMANY***
Head: ***Koroliov Oleg Konstantinovich***
Opened: ***1 October 2001***
Power of Attorney valid: ***24 April 2003 (termless)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Acting as Head: ***Moskalenko Uriy Michaylovich***
Power of Attorney valid: ***from 20 September 2004 (termless)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Alimov Andrey Anatolevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24 April 2004 (termless)***

Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoly Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29 October 2001 (termless)***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kruglov Valeriy Alexeevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 May 1999 (termless)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Shipil Nikolay Vladimirovich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 1 March 2001 (termless)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 June 2002 (termless)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 June 2001 (termless)***

Name: ***Canada (Toronto***)
Location: ***Toronto***
Postal Address: ***1 Queen street, East Toronto, Ontario, Canada***
Head: ***Turovzchev Andrey Viktorovich***
Opened: ***30/11/1998***
Power of Attorney valid: ***from 29/01/ 2002 (termless)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Kraskevich Vladimir Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 March 2002 (termless)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Chernov Genadiy Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 1998 (termless)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Novokshonov Andrey Vyacheslavovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2000 (termless)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Chibisov Alexsey Valerievich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from12 May 2004 (termless)***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***France (Paris)***
Location: ***Paris***
Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Pivovarov Andrey Nikolaevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from14 May 2002 (termless)***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Butko Vadim Mihailovich***
Opened: ***21 April 1998***
Power of Attorney valid: ***from16 April 2001 (termless)***

Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karatayev Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from15 March 2004 (termless)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Parkhimovich Viktor Antonovich***
Opened: *21 June 1994*
Power of Attorney valid: ***from12 July 2004 (termless)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from4 May 2001 (termless)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexandre Serafimovich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from20 January 2004 (termless)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergey Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 December 2002 (termless)***

Name: ***Serbia and Montenegro***
Location: ***Belgrade***
Postal Address: ***21, Brace Jugovica, 11000 Belgrade***
Head: ***Smirnov Vadim Valentinovich***
Opened: ***01.08.2001***
Power of Attorney valid: ***21.03.2003***

Name: ***USA***
Location: ***New York***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoly Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***USA***
Location: ***Washington***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: *USA*
Location: *Los Angeles*
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 June 2002 (termless)***

Name: ***USA***
Location: ***Seattle***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Fomin Vladimir Viktorovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29 July 2002 (termless)***

Name: ***Ireland***
Location: ***Dublin***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***

Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 November 2003 (termless)***

Name: ***Cuba***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Panama***
Location: ***Panama***
Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Dedkov Nikolay Stepanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 August 2004 (termless)***

Name: ***Peru***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Popov Igor Gennadevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 (termless)***

Name: ***Vietnam***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Videneev Alexander Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 October 2001 (termless)***

Name: ***India***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Ivliev Igor Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 10 April 2003 (termless)***

Name: ***India***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 March 2003 (termless)***

Name: ***China***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 8 July 2002 (termless)***

Name: ***China***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Putrov Mikhail Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 October 2000 (termless)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Guschin Uriy Sergeevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23 November 2001 (termless)***

Name: ***Korean People's Democratic Republic*** Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Fedoseev Vladimir Fedorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 December 2000 (termless)***

Name: ***Republic of Korea***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21 November 2002 (termless)***

Name: ***Malaysia***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Suhov Vladimir Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2002 (termless)***

Name: ***Mongolia***

Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Thailand***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Izbakiev Takhir Abdulaevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 August 2002 (termless)***

Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Angola***
Location: ***Luanda***
Postal Address: ***AFL AV. 4*** DE FEVEREIRO 114 LUANDA ANGOLA
Head: ***Gruzin Nikolay Sergeevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 June 2002 (termless)***

Name: ***Egypt***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30 June 2003 (termless)***

Name: ***Iran***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 May 2003 (termless)***

Name: ***Cyprus***
Location: ***Nicosia***
Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Egorov Vladimir Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 September 1999 (termless)***

Name: ***Lebanon***

Location: ***Beirut***
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovalchuk Viacheslav Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 January 2004 (termless)***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Neshto Sergey Nikolaevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 1996 (termless)***

Name: ***Turkey***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Hilchenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2003 (termless)***

Name: ***Turkey***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003 (termless)***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Salov Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***9 August 2001 (termless)***

Name: ***Azerbaijan***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Kondakov Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 February 2001 (termless)***

Name: ***Armenia***
Location: ***Yerevan***
Postal Address: ***375 002, Yerevan, Amiryana st. 12***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***

Power of Attorney valid: ***from 21 July 1997 (termless)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk 220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid ***12 April 2001 (termless)***

Name: ***Georgia***
Location: ***Tbilisi***
Postal Address: ***380002, Tbilisi, D. Agmashenebeli st., 76/1***
Head: ***Kovalenko Vadim Anatolevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 December 2003 (termless)***

Name: ***Kazakhstan***
Location: ***Almaty***
Postal Address: ***050010 Almaty, 42, fl.45 Begalina st.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22 January 2002 (termless)***

Name: ***Kirghiz Republic***
Location: ***Bishkek***
Postal Address: ***720040, Bishkek, 121, Moskowskaya str.***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23 May 2001 (termless)***

Name: ***Latvia***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Kozyrev Konstantin Nikolaevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 7 April 2004 (termless)***

Name: ***Lithuania***
Location: ***Vilnius***
Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovich***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30 July 2004 (termless)***

Name: ***Uzbekistan***
Location: ***Tashkent***
Postal Address: ***700015, Tashkent, 79A Nukus st.***
Head: ***Yankevich Gennadiy Leonidovich***
Opened: ***21 June 1994***

Power of Attorney valid: ***30 June 2003 (termless)***

Name: ***Ukraine***
Location: ***Kiev***
Postal Address: :***01032, Kiev, 112/A Saksaganski st.***
Head: ***Ognev Vitaliy Vasilevich***
Opened: ***5 May 1997***
Power of Attorney valid: ***13 September 2001 (termless)***

Name: ***Ukraine***
Location: ***Symferopol***
Postal Address: ***95006, Symferopol, 2A Pavlenko st.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Ukraine***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***
Head: ***Kosogorov Alexander Mikhaylovich***
Opened: ***12 March 1998***
Power of Attorney valid: ***19 May 2004 (termless)***

Name: ***Russia***
Location: ***Arkhangelsk***
Postal Address: ***88, Naberezhnaya Severnoy Dviny 163000.***
Head: ***Rusinova Marina Vladimirovna***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Anapa***
Postal Address: ***170, Krymskaya Street, 353440***
Head: ***Fedotov Oleg Igorevich***
Opened: ***22 October 2004***
Power of Attorney valid: ***from 24/01/2006 to 31/12/2006***

Name: ***Russia***
Location: ***Astrakhan***
Postal Address: ***3,Gubernatora A.Guzhin Prospect.***
Head: ***Zayzchev Sergey Fedorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Barnaul***
Postal Address: ***8A. Dmitrov Street***
Head: ***Ushkov Aleksandr Valer`evich***

Opened: ***17.07.2004***
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia***
Location: ***Vladivostok***
Postal Address: ***143, Svetlanovskaya Street, 69005.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Volgograd***
Postal Address: ***15 Lenin pr., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Groznyi***
Postal Address: ***Airport, 364062***
Head: ***unassigned***
Opened: 1 September *2005*
Power of Attorney valid:

Name: ***Russia***
Location: ***Ekaterinburg***
Postal Address: ***56 Belinski st., Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Irkutsk***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Kemerovo***
Postal Address: ***1, Kolomiytseva str.***
Head: ***Egorov Konstantin Nikolaevich***
Opened: *12.07.2004*
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Pivnev Sergey Anatolevich***

Opened: ***26 August 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Krasnoyarsk***
Postal Address: ***37, 96. Mira prosp., Krasnoyarsk.***
Head: ***Chernyshevskiy Alexander Sergeevitch***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 17April 2006 to 31 December 2006***

Name: ***Russia***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***
Head: ***Chekalov Vladimir Sergeevich***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Nizhni Novgorod***
Postal Address: ***6, Gorky Square, 603950.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91, 630099.***
Head: ***Matiukh Sergey Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Nizhnevartovsk***
Postal Address: ***11, Omskaya Str., 628606***
Head: ***Antonov Mihail Aleksandrovich***
Opened: *16.04.1999*

Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name:***Russia***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st., OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Perm***
Postal Address: ***21 Popov st., Perm 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Rostov-on-Don***
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 443001.***
Head: ***Luzgin Sergey Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Sochi***
Postal Address: ***:3 Chaikovski st., Sochi 354065, Krasnodarski Territoty***
Head: ***Mukhin Sergey Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid:***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Tyumen***
Postal Address: ***84/1, Malygina str., 625026***
Head: ***Arhipov Vladimir Urevich***
Opened: *20.05.2004*

Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056, Bashkortostan Republic.***
Head: ***Kuznetsov Andrei Viktorovich***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia***
Location: ***Uzhnj-Sakhalinsk***
Postal Address: ***Airport, 693014***
Head: ***Pazuk Igor Konstantinovich***
Opened: 1 April 2006
Power of Attorney valid: ***from 23 June 2006 to 31 December 2006***

Filial agency

Name: ***Russia***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***
Head: ***Belov Sergey Gennadevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

3.7. Issuer's Regular Economic Activities

Issuer's regular economic activities

- Air transportation on Domestic and International flights regular and charter in accordance with existing international agreements and licenses for operation of airlines issued in accordance with established procedures;
- passenger services;
- - handling of cargo;
- technical service and repair of aircraft;
- selling of passenger and cargo travel documents;
- publishing, processing and selling of passenger and cargo travel documents.

Volume of air transportation of JSC "Aeroflot"

Activities	2001	2002	2003	2004	2005	2006
Passenger transportation, million						
Total	5,8	5,5	5,8	6,6	6,7	7,3
Inclusive International flight	4,2	3,9	4,1	4,6	4,7	4,9
Domestic flight	1,6	1,6	1,7	2,0	2,0	2,4
Cargo and Mail, thousand tons						
Total	101,6	109,5	114,2	145,5	145,4	145,3
Inclusive International flight	86,8	93,3	95,7	124,9	121,8	118,8
Domestic flight	14,8	16,2	18,5	20,6	23,6	26,5

Main types of activities and their share in the volume of realization (income)

The predominant type of the activities of the "Aeroflot" , Ltd. which is of prior significance for the Issuer is flight operation, both passenger and cargo.

Main types of activities and their share in the volume of realization (income)

Name of activities	2001	2002	2003	2004	2005
Passenger transportation revenues	76.9%	76.7%	76%	75.8%	74.2%
Cargo transportation revenues	7.1%	7.4%	7.6%	9.6%	10.8%
Mail transportation revenues	0.3%	0.3%	0.3%	0.2%	0.2%

Raw and other materials and Issuer's suppliers

1. Sources of raw materials for basic operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:
Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
Home – TC-1 (PT) to the State Standard 10227-86.

Fuelling Price Fluctuations, December, 2006

Region	Month reported	Previous month	+/-%
Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded	15,096.2	15,247.6	-1.0
Airports abroad, $, $/t	682.5	678.2	0.6
Airports, Russia, price "to the wing" Ruble/ton, VAT excluded	17,441.4	17,675.7	-1.3
CIS airports, $/t	752.9	751.9	0.1

Volume of fuel purchases, thousand tons, December, 2006

Region	Reported month	Previous month	+/-%
Sheremetyevo	63.4	62.2	1.9
Foreign airports	26.6	27.6	-3.6
Russian airports	18.2	18.4	-1.1
CIS airports	1.7	1.8	-5.6
Fuelling of own park	106.4	106.2	0.2
Sheremetyevo sales to other airlines	3.5	3.8	-7.9

Market prices long-term forecast

Source: Morgan Stanley from January 11, 2007

	Feb. 2007	March 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
*IPE Brent ($/bbl)**	54.96	55.68	57.04	58.59	59.69	60.42
*Jet CIF NEW ($/t)***	572.3	581.2	596.3	617.4	631.5	643.6
*Jet FOB Rott ($/t)****	565.3	575.2	590.3	611.9	626.5	638.6

* Quotations of stock exchange for financial futures for Brent for the mentioned period on IPE (London);

** monthly average of quotations for aviation kerosene on the market CIF NWE;

*** monthly average of quotations for aviation kerosene on the market FOB Rott.

3.8. Affiliated and Subsidiary Companies of the Issuer

1. Name: ***"Alt Reise Buro", JSC***

   Location: ***Denmark, Copenhagen***

   Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***Tourism***

   Positioning of the Company in the Issuer's Business Activity: ***Investments.***

2. Name: ***Avia Leasing", Affiliated Company***

   Location: ***Moscow***

   Postal Address: ***125167, Leningradski prospect, 37-5***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***

   Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3. Name: ***Close Corporation "Sherotel", Affiliated Company.***

   Location: ***Moscow Region, Khimki District***

   Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***hotel accommodation services for natural persons and legal entities, office spaces for rent.***

   Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

4. Name: ***JSC "Terminal"***

   Location: ***Moscow Region, Khimki District***

   Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

5. Name: ***Close Corporation "Aeroflot Plus", Affiliated Company***
   Location: ***Moscow***
   Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
   Affiliated Company, "Aeroflot" – single founder.
   Issuer's share in the Authorized capital of the legal entity: ***100%***
   Activity status: ***air transportation services of high comfort and service (elite air transportation***
   Positioning of the Company in the Issuer's Business Activity: ***Investments.***

6. Name: ***Tris Travel SRL, Affiliated Company***
   Location: ***Roma, Italy***
   Postal Address: ***00184, Italy, Roma, Labikana roa, 32***
   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
   Affiliated Company, "Aeroflot" – single founder.
   Issuer's share in the Authorized capital of the legal entity: ***100%***
   Activity status: ***passenger and cargo air transportation sales, tourism***
   Positioning of the Company in the Issuer's Business Activity: ***Investment***

7. Name: ***"Aeroflot Riga Ltd", Affiliated Company***
   Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
   Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
   Affiliated Company, "Aeroflot" – single founder.
   Issuer's share in the Authorized capital of the legal entity: ***100%***
   Activity status: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
   Positioning of the Company in the Issuer's Business Activity: ***Investment.***

8. Name: ***JSC Insurance Company "Moskva", Affiliated Company***
   Location: ***Moscow***
   Postal Address: ***121205, Moscow, Novi Arbat Street, 36/9***
   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
   Affiliated Company, "Aeroflot" holds 100% of the Company shares.
   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: CASKO-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Positioning of the Company in the Issuer's Business Activity: KACKO-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

9. Name: ***ZAO "Aeroflot - Cargo " Ltd. Affiliated company.***

   Location: ***Moscow Region, Khimki District***

   Postal Address: ***141400, Moscow, Sheremetyevo International airport***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" holds 100 % of the Company shares.

   Issuer's share in the Authorized capital of the legal entity: ***0 %***

   Activity status: ***cargo traffic***

10. Name: ***"Aeromar" Ltd. Affiliated company.***

    Location: ***Moscow Region, Khimki District***

    Postal Address: ***124340, Moscow, Sheremetyevo International airport***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***51 %***

    Activity status: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***

    Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

11. Name: ***JSC "Aeroflot-Don".***

    Location: ***Russian Federation, Rostov-on-Don***

    Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***100 %***

    Activity status: ***Regular and charter Domestic and International air transportation***

    Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

12. Name: ***"Aeroflot-Nord" Ltd.***

    Location: ***Russian Federation, Arkhangelsk***

    Postal Address: ***RF, 163053, Arkhangelsk, Airport Talagi***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Passenger, cargo, mail transportation, domestic and international, in accordance with requirements of Air Law and other legal documents of RF.***

Positioning of the Company in the Issuer's Business Activity: ***Air Transportation, jointly with "Aeroflot"***

13. Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow Region, Khimki District, Sheremetyevo-1 airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***

Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

14. Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***

Location: ***Moscow***

Postal Address: ***125829, Moscow, Leningradski prospect, 64, off.129***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Airport services, ground support and other aviation services on the territory of International Airport "Scheremetyevo-2"***

Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

15. Name: ***"AM-Terminal" Ltd***

Location: ***Moscow***

Postal Address: ***124340, Moscow, airport Scheremetyevo-2***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

16. Name: ***Transnautic Aero GMBH***

    Location: ***Germany, Kelsterbach***

    Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnveg, 26-28***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***49 %***

    Activity status: ***sales and bookkeeping of air transportation***

    Positioning of the Company in the Issuer's Business Activity: ***Investments***

17. Name: ***"Aeromash – Aviation Security" Inc.***

    Location: ***Moscow District***

    Postal Address: ***141400, Moscow District, Khimki district, International airport Scheremetyevo-2,3, room 1147***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***45 %***

    Activity status: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***

    Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

18. Name: ***"Aerofirst" Inc, Subsidiary Company.***

    Location: ***Moscow***

    Postal Address: ***141400, Moscow, Khimki, International airport Sheremetyevo-2, 309***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***33,3 %***

    Activity status: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***

    Positioning of the Company in the Issuer's Business Activity: ***Investments***

19. Name: ***"Fuel filling complex Sheremetyevo" Inc, Subsidiary Company.***

    Location: ***Moscow***

    Postal Address: ***141400, Moscow District, Khimki, International airport Sheremetyevo***

    Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

    Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.

    Issuer's share in the Authorized capital of the legal entity: ***31 %***

    Activity status: ***Combustive lubricating materials, filling of aircraft, aviation***

and ground equipment and vehicles

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

20. Name: ***"Aeroimp Ltd ". Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***25 %***

Activity status: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

CHAPTER IV. Information on Financial and Business Activities of the Issuer

4.1. Results of Financial and Business Activities of the Issuer

4.1.1. Profit and loss

Information for the 4th quarter is not to be provided.

4.2. Issuer's liquidity

Information for the 4th quarter is not to be provided

4.3. Size, structure and sufficiency of issuer's capital and circulating assets

4.3.1. Size and structure of issuer's capital and working funds

Information for the 4th quarter is not to be provided.

4.3.2. Issuer's Financial Investments

Information for the 4th quarter is not to be provided

4.3.3. Issuer's Intangible Asset

Information for the 4th quarter is not to be provided

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the Company and brief information about employees (workers) of the issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Issuer's Board of Directors

Ivanov Viktor Petrovitch – Chairman of the Board of Directors
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Deputy Chief of Administration of the President of the Russian Federation*
Period: *2004 - now*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Advisor to the President of the Russian Federation*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Danilitsky Anatoly Antonovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy and later First Deputy of the Chairman of the Executive Board of OAO AKB "National Reserves Bank".*
Period: *2005-now*
Organization: *National Reserve Corporation*
Activity:
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Dushatin Leonid Akexeevitch
Education: *higher*

Positions held within the last 5 years:
Period: *1996 - 2002*
Organization: *Fuel Energy Complex*
Activity: *Energy*
Position: *Vice-President Department Chief*
Period: *2002 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy Chairman of the Board*
Period: *2004 - now*
Organization: *"National Reserve Corporation"*
Activity
Position: *First Deputy Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Kopeikin Mikhail Yurievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2003*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Chief economic department and property management*
Period: *2003 - now*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Deputy Chief of Staff*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Nikitin Gleb Sergeevitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001 - 2004*
Organization: *Committee on management of the city property of the city of Saint Petersburg*
Activity:
Position: *Department Chief*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Tikhonov Alexander Vasilievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998-2000*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2000 - 2004*
Organization: *Federal Agency of State property management*
Activity: *Transport*
Position: *Deputy Department Chief of the Ministry of Property Relations of the Russian Federation, Chief of Department of property management of science and social sphere organizations*
Period: *2004 – now*
Organization: *Ministry of transport of the Russian Federation*
Activity: *Transport*
Position: *Director of Department of structural reform*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Shablin Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *now*
Organization: *"National reserve Bank"*
Activity: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Sharonov Andrey Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001-2005*
Organization: *Ministry of Economy the Russian Federation*
Activity: *State Service*
Position: *Deputy Minister*
Period: *2005 - now*
Organization: *Ministry for Economic Development and Trade of the Russian Federation*
Activity: *State Service*
Position: Secretary of State, Deputy Minister
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Urchik Alexander Alekseevitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001-2004*

Organization: *Administration of Military Communications on air routes of regional administrations and production associations of the Federal Agency of Air Transport*
Activity: *State Service*
Position: *at commanding positions*
Period: *2004--2005*
Organization: *Rosaviation*
Activity: *State Service*
Position: *Deputy Chief*
Period: *2005 - now*
Organization: *Rosaviation*
Activity: *State Service*
Position: *Chief*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Personal executive body, members of collective executive body of the Issuer:

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Avilov Vasili Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Chief of administration*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*
Period: *1999 - now*
Organization: *ZAO "Aerofirst". Subsidiary company.*
Activity : *Trade*

Position: *Member of the Board of Directors supervisory committee). Elective office.*
Period: *1997 - now*
Organization: ZAO *"Aeromash-Aviation Security". Subsidiary company.*
Activity: *Security*
Position: *Member of the Board of Directors supervisory committee). Elective office.*

Sidorov Alexei Albertovicth
Education: *higher*
Positions held within the last 5 years:
Period: 1995 – now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director of Commerce*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies: *none*
Period: 2006- now
Organization: JSC "Alt Reisebüro""
Activity: Service
Position: *Member of the Board of Directors (Supervisory Board)* Elective office
Period: 2005- now
Organization: ZAO DEIT
Activity: Food and Catering Supplies
Position: Member of the Board of Directors (Supervisory Counsel) Elective office

Belykh Yuri Ilyich
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 2001*
Organization: "Transaero" Aviation Company
Activity: Transport
Position: Deputy Director General, technical service
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief Engineer, Technical Director, - Chief of ATK complex*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Volymerets Anatoli Ivanovitch
Education: *higher*
Positions held within the last 5 years:
Period:: *1997 - 2002*
Organization: JSC "Aeroflot"
Activity: Transport
Position: First *Deputy Director General- operations*
Period: 2002 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: *2005 - now*

Organization: JSC "Aeroflot Plus"
Activity: Transport
Position: *Chairman of the Board of Directors. Elective service*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Gerasimov Vladimir Vladislavovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Department of Economics*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director General, Technical and Material Logistics*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies – *none*
Period: 2000 – now
Organization: "Fuel Filling Company» Inc, TZK Inc. Subsidiary company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: – now
Organization: "Fuel Filling Company" Inc, TZK Inc. Subsidiary Company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Eliseev Boris Petrovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Administration of the President of the Russian Federation
Activity: State Service
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: 1999 – 1999
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Legal Department*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director - Director, Legal Department*
Shares in the Issuer's Authorized Capital Stock: *0,000001%*
Shares in affiliate/subsidiary companies – *none*
Period: *2004 - now*
Organization: *"Insurance Company Moskva"*
Activity: *Insurance*
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1995– 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock:0.0025%
Shares in affiliate/subsidiary companies – *none*

Poluboiarinov Mikhail Igorevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Foreign Trade JSC "Avtoimport"
Activity: Finance
Position: *Director of Finance – Chief Accountant*
eriod: 1999 – 1999
Organization: TC "Avtoimport" LTD
Activity: Management
Position: *Executive Director*
Period: 1999 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning*
Shares in the Issuer's Authorized Capital Stock: *0,0004%*
Shares in affiliate/subsidiary companies – *none*
Period: 2003 - now
Organization: Joint-Stock Company "Alt Reiseburo"
Activity: *Tourism*
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 2003 - now
Organization: "Strakhovaya Kompania Moskva" (Moscow Insurance Company) Public Corporation
Activity: Insurance
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: JSC "Aeroflot"
Activity: Transport

Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Shares in the Issuer's Authorized Capital Stock:0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: 1997 – now
Organization: "Scherotel" Ltd, Affiliated Company
Activity: Hotel
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 1998– now
Organization: "Date" Ltd, subsidiary company
Activity: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd, Affiliated Company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – now*
Organization: *"Aeromar" Ltd*
Activity: *Food and Catering Supplies*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*

Tulski Stanislav Georgievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Chief of flying group of aircraft B-777 / 767 of flying complex, Director of Flying Complex*
Period: *2004 – now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director flying operations – Director of Flying Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies – *none*

5.2. Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

Remunerations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The summary amount of remunerations paid to all persons listed in Paragraph.5.1.or the last completed fiscal year:
Salaries (rubles): ***16,475,177.12***
Bonuses (rubles): ***5,502,600.00***
Commissions (rubles): ***0***
Other property benefits (rubles): ***0***
Total (rubles): ***21,977,777.12***

5.3. Information on remuneration, privileges, and/or compensation of expenses of the controlling organ of financial-operational activity of the issuer

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.4. Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Index description	3rd quarter of 2006	4th quarter of 2006
Payroll average number of employees, total persons	14,438	14,262
Including employee of representations	714	718
Share of employees having higher professional education, %	53.7	53.2
Pay-roll fund, rubl.	1,676,756,900	1,774,843,600
Payment of social character, total, rubl.	71,570,200	72,234,900
Pay-roll fund and Payment of social character, total, rubl.	1,748,327,100	1,847,078,500

CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interests

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders (equities): ***11.377***
Nominal holders of Company shares: ***13***

6.2. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51.17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Name: ***Private Joint Stock Company Deposit and Clearing Company***
Place of residence: ***Moscow***
Mailing Address: ***115162, Moscow, Shabolovka st., 31, bldng B***
Share in Issuer's Authorized Capital Stock: ***35.54 %, nominal shareholder***
Tel.: ***(495) 956-0999***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

6.3. Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51.17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***
Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

6.4. Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer

There are no such restrictions.

6. 5. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

List persons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of April 29, 2006

№	Full name / Name, Surname, Paternal name	Type of registered person	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	Owner	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	Owner	19.74%
3	DUNSLAND LTD	Owner	9.76%

6.6. Information on transaction with specific interests involved

There have been no transactions with specific interests involved.

CHAPTER VII. Issuer's accounting statements and other financial information

Information for the 4th quarter is not to be provided

CHAPTER VIII. Additional information on the Issuer and securities placed by the Issuer

8.1. Additional information on the Issuer

8.1.1. Information on the amount and structure of Issuer's charter (shared) capital (shared fund)

JSC "Aeroflot" charter capital amounts to 1 110 616 299 (One billion one hundred an ten million six hundred sixteen thousand ninety nine) rubles.

Type of registered person	*Number of registered persons*	*% of Charter capital*
Legal persons	*31*	*92.08*
Physical persons	*11 346*	*7.92*
Total	*11 377*	*100*

8.1.2. Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer

The amount of charter capital of the Issuer has not been changed since 1999.

8.2. Information on Declared (Accrued) and Paid Dividend on Issuer's Shares and on Profits from Issuer's Bonds

Dividends on shares of given category (type):
Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid on shares of given category (type) (rubles): ***11 106 162.99***
Total dividend amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid on shares of given category (type) (rubles): ***33 318 488.97***

Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid on shares of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 765 589.15***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid on shares of given category (type) (rubles): ***322 033 567.62***
Total amount actually paid on shares of given category (type) (rubles): ***321 637 436.72***

Period: ***2003***
Amount of dividend per one share (rubles): ***0.43***
Total amount of dividend paid on shares of given category (type) (rubles): ***485 316 700***
Total amount actually paid on shares of given category (type) (rubles): ***459 201 95.80***

Period: ***2004***
Amount of dividend per one share (rubles): ***0.70***
Total amount of dividend paid on shares of given category (type) (rubles): ***777 431 409.3***
Total amount actually paid on shares of given category (type) (rubles): ***776 598 340.2***

Period: ***2005***
Amount of dividend per one share (rubles): ***0.82***
Total amount of dividend paid on shares of given category (type) (rubles): ***910 893 155.0***
Total amount actually paid on shares of given category (type) (rubles): -

The reason for the variance between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information

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